CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

June 26, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Lilyanna Peyser, Special Counsel
Liz Walsh, Staff Attorney
Ta Tanisha Meadows, Staff Accountant
Donna Di Silvio, Staff Accountant
Mara L. Ransom, Assistant Director

Re:	HealthEquity, Inc.

Registration Statement on Form S-1

File No. 333-196645

Ladies and Gentlemen:

We are submitting this letter on behalf of HealthEquity, Inc. (the “Company”) in connection with the review by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-196645) (the “Registration Statement”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that on June 25, 2014 representatives of the lead underwriters for the Company’s initial public offering have advised the Company that they expect to recommend a price range between $[****] and $[****] per share (the “Preliminary

CONFIDENTIAL TREATMENT REQUESTED BY HEALTHEQUITY, INC.

HEALTHEQUITY, INC.-1

IPO Price Range”), after reflecting a 1-for-[****] reverse stock split which is not yet reflected in the Registration Statement and assuming a $[****] extraordinary dividend payable on shares of the Company’s capital stock outstanding as of the close of business on the business day immediately preceding the closing date of the offering. The Company expects to include the actual price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s roadshow process.

On March 31, 2014, the Company obtained an independent third-party valuation report that valued the Company’s common stock at $[****] per share ($[****] on a post-split basis). This valuation reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering, while the Preliminary IPO Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts. The Company believes that any increase in the fair value of its common stock from the March 31, 2014 valuation to the midpoint of the Preliminary IPO Price Range, if obtained, would be due to the absence of these liquidity and marketability discounts as well as a higher probability of achieving a successful initial public offering as a result of improved market conditions and growth of the Company’s business.

Please do not hesitate to contact me by telephone at (212) 728-8504 or by email at mhaddad@willkie.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Matthew J. Haddad

Matthew J. Haddad, Esq.

Willkie Farr & Gallagher LLP

cc:	Jon Kessler, President & CEO, HealthEquity, Inc.

Darcy Mott, Chief Financial Officer, HealthEquity, Inc.

Gordon R. Caplan, Esq., Willkie Farr & Gallagher LLP

Jeffrey Hochman, Esq., Willkie Farr & Gallagher LLP

Charles S. Kim, Esq., Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY HEALTHEQUITY, INC.

HEALTHEQUITY, INC.-2